SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. _)

                          SOUTH AMERICAN MINERALS, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.10
                         (Title of Class of Securities)

                                   836303 10 7
                                 (CUSIP Number)

                                 Dean S. Hassan
                        c/o South American Minerals, Inc.
                          76 Beaver Street, 26th Floor
                          New York, New York 10005-3402

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       (Name, Address and Telephone Number of Person Authorized to receive
                          Notices and Communications)

                                November 29, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 836303 10 7                                           - 2 -
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Dean S. Hassan (Formally Sheikh S. Hassan)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     [OO]*
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guyana
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               7    SOLE VOTING POWER

                    990,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           990,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     990,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
     (See Instructions)


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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*     This report is being filed because the Issuer became a reporting issuer under the Act on November 29, 2004.

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CUSIP No. 836303 10 7                                           - 3 -
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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.10 par value per share (the "Common Stock") of South American Minerals, Inc., a Nevada corporation (the "Company"), the principal executive offices of which are located at 76 Beaver Street, 26th Floor, New York, New York 10005-3402.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed on behalf of Dean S. Hassan (Formally Sheikh
S. Hassan) (the "Reporting Person"), Chief Executive Officer of North American Resources, Inc. Ltd. ("NARIL"), a wholly-owned Guyana subsidiary of the Company. His offices are located at Lot 88 "C" "D" Barrack Street, Kingston, Georgetown, Republic Of Guyana.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of Guyana.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not Applicable. This report is being filed because the Issuer became a reporting issuer under the Act on November 29, 2004.

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CUSIP No. 836303 10 7                                           - 4 -
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ITEM 4. PURPOSE OF TRANSACTION.

As noted above, this report is being filed because the Issuer became a reporting issuer under the Act on November 29, 2004. The Reporting Person does not have any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

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CUSIP No. 836303 10 7                                           - 5 -
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

According to the Company's transfer agent as of November 23, 2004, the Company had issued and outstanding 13,552,709 shares of Common Stock.

The Reporting Person is the beneficial owner of 990,500 shares of Common Stock or approximately 7.3% of the outstanding Common Stock. These shares include 570,500 shares held by DePaco Holding Corp., a company controlled by the Reporting Person.

The Reporting Person has the sole power to vote, or to direct the vote of, 990,500 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 990,500 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock.

On November 8, 2004, the Company issued to the Reporting person 100,000 shares of Common Stock pursuant to the Reporting Person's employment agreement. There have been no other transactions effected of shares of Common Stock of the Company by the Reporting Person within the past 60 days.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to an employment agreement dated August 1, 2004 with NARIL, the Reporting Person, NARIL's chief executive office, secretary and Chairman, was entitled to receive, upon execution of the agreement, 100,000 shares of Common Stock and he is entitled to an annual bonus of 100,000 shares of Common Stock. The initial 100,000 shares were issued on November 8, 2004. The agreement runs for a period of one year and, thereafter, is terminable by either party upon the occurrence of a material breach.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Hassan Employment Agreement with NARIL dated August 1, 2004 (incorporated by reference to Exhibit 10.g to the Company's registration statement on form 10-SB filed with the Securities and Exchange Commission on September 30, 2004).

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CUSIP No. 836303 10 7                                           - 6 -
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Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 29, 2004                 /s/ Dean S. Hassan
                                        ---------------------------
                                        Dean S. Hassan